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SE 09058747 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Q ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1324 15th STREET

(No. and Street)

DENVER	COLORADO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name – *if individual, state last, first, middle name*)

1700 LINCOLN STREET, SUITE 1400	DENVER	COLORADO	80203
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 27 2009

Washington, DC

111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, MICHAEL S. QUINN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Q ADVISORS LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMY S. TIMMONS
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 08/25/2012

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Q Advisors LLC

December 31, 2008

Contents

BKD LLP

Independent Accountants' Report

To the Members
Q Advisors LLC
San Francisco, California
Denver, Colorado

We have audited the accompanying statement of financial condition of Q Advisors LLC as of December 31, 2008, and the related statements of income, members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Q Advisors LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Denver, Colorado
February 25, 2009

Q Advisors LLC

Statement of Financial Condition

December 31, 2008

Assets

Current Assets		
Cash	$	64,482
Accounts and notes receivable		18,247
Prepaid management fees		1,860,000
Prepaid insurance		21,079
Furniture and equipment, at cost, net of accumulated depreciation of $64,336		61,226
	$	2,025,034

Liabilities and Members' Capital

Liabilities	$	-
Members' Capital		2,025,034
	$	2,025,034

See Notes to Financial Statements

Q Advisors LLC
Statement of Income
Year Ended December 31, 2008

Revenues	
Financial advisory fees	$ 5,576,149
Reimbursed direct client costs	95,935
Interest income and other	18,729
	5,690,813
Expenses	
Management fees	3,310,000
Direct client costs	77,476
Other general and administrative expenses	84,951
	3,472,427
Net Income	$ 2,218,386

Q Advisors LLC
Statement of Members' Capital
Year Ended December 31, 2008

Balance, Beginning of Year	$	2,197,192
Net income		2,218,386
Distributions to members		(2,390,544)
Balance, End of Year	$	2,025,034

Q Advisors LLC

Statement of Cash Flows

Years Ended December 31, 2008

Operating Activities	
Net income	$ 2,218,386
Items not requiring cash	
Depreciation	17,504
Changes in	
Accounts receivable	246,019
Prepaid management fees	(81,079)
Net cash provided by operating activities	2,400,830
Investing Activities	
Purchase of furniture and equipment	(33,338)
Net cash used in investing activities	(33,338)
Financing Activities	
Distributions to members	(2,390,544)
Net cash used in financing activities	(2,390,544)
Decrease in Cash	(23,052)
Cash, Beginning of Year	87,534
Cash, End of Year	$ 64,482

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Q Advisors LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns revenues from financial advisory services related to mergers and acquisitions, private equity and debt financing and capital structure advisory services. The Company extends unsecured credit to its customers, with credit extended to three customers exceeding 99% of accounts receivable at December 31, 2008. Because of the services provided, it is expected that the Company will have significant changes in the makeup of its customer base year to year.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company promptly transmit all customer funds and securities to customers and maintain a bank account designated as a "Special Account for the Exclusive Benefit of Customers." Management has instituted a policy prohibiting the Company from receiving any customer funds or securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2008, no accounts were deemed doubtful and thus no allowance is provided. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts that are unpaid after the due date do not bear any interest. Delinquent receivables are written off based on specific circumstances of the customer.

Furniture and Equipment

Furniture and equipment are depreciated over the estimated useful life of each asset. Annual depreciation for both is computed using the straight-line method.

Revenue Recognition

Financial advisory fees and reimbursed direct client costs are recognized as earned based on the terms of the specific contracts with the customers.

Income Taxes

The Company is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual members for inclusion in their respective tax returns and no provision for federal or state income taxes has been included in the accompanying financial statements.

Uncertain Tax Positions

In accordance with Financial Accounting Standards Board (FASB) Staff Position No. FIN 48-3, the Company has elected to defer the effective date of FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, until its fiscal year ended December 31, 2009. The Company has continued to account for any uncertain tax positions in accordance with literature that was authoritative immediately prior to the effective date of FIN 48, such as FASB Statement No. 109, *Accounting for Income Taxes,* and FASB Statement No. 5, *Accounting for Contingencies.*

Note 2: Related-party Transactions

The Company pays an annual management fee to a related party through common ownership. The amount of the management fee is for all necessary management and administrative services needed to implement the operations of the Company and is determined annually by the members of the Company. For the year ended December 31, 2008, the management fee expense was $3,310,000. Of this amount, $1,510,000 was paid during 2008 and $1,800,000 was paid prior to 2008. The Company's commitment for the management fee for the year ending December 31, 2009, is $1,860,000. At December 31, 2008, the Company had prepaid $1,860,000 of the 2009 management fee.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $64,482, which was $59,482 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at December 31, 2008.

Note 4: Significant Estimates and Concentrations

Current Economic Conditions

The current economic environment presents unprecedented circumstances and challenges, which for some companies have resulted in large declines in their volume of business, constraints on their liquidity and difficulty obtaining financing. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. The current instability in the financial markets could significantly impact revenues, which could have an adverse impact on the Company's future operating results.

Supplementary Information

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Q Advisors LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Net Capital	
Total members' capital	$ 2,025,034
Deduct	
Non-allowable assets	
Accounts receivable	18,247
Prepaid management fee	1,860,000
Prepaid insurance	21,079
Furniture and equipment, net	61,226
Net capital	$ 64,482
Aggregate Indebtedness	$ -
Minimum Net Capital Required	$ 5,000
Capital in Excess of Minimum Requirement	$ 59,482
Ratio of Aggregate Indebtedness to Net Capital	0 to 1

There were no material differences between the amounts presented above and the amounts presented in the Company's computation file with Part II, Form X-17A-5 for December 31, 2008. Accordingly, no reconciliation is necessary.

Independent Accountants' Report on Internal Control

To the Members
Q Advisors LLC
San Francisco, California
Denver, Colorado

In planning and performing our audit of the financial statements of Q Advisors LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
February 25, 2009

Q Advisors LLC

Accountants' Report and Financial Statements

December 31, 2008